UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BioSpecifics Technologies Corp.

(Name of Subject Company)

BioSpecifics Technologies Corp.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

090931106

(CUSIP Number of Class of Securities)

2 Righter Parkway

Delaware Corporate Center II

Wilmington, DE 19803

(516) 593-7000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Carl A. Valenstein

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02210

(617) 341-7501

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by BioSpecifics Technologies Corp. on October 19, 2020 (including all exhibits thereto) is incorporated herein by reference.

Additional Information and Where to Find It

On October 19, 2020, BioSpecifics Technologies Corp., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Endo International plc, a public limited liability company incorporated in Ireland (“Parent”), and Beta Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, and on the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”). The Offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company nor is it a substitute for any tender offer materials that Endo, Purchaser, or the Company will file with the SEC. The solicitation and the offer to buy the Company Shares will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal, and other related materials that Parent intends to cause Purchaser to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by Parent, Purchaser, and the Company with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.biospecifics.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available free of charge at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the Company or Parent, as applicable. Copies of the documents filed with the SEC by the Company, including the Solicitation/Recommendation Statement on Schedule 14D-9, will be available free of charge on the Company’s internet website at https://investors.biospecifics.com/investors/financials/sec-filings/default.aspx.

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